UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

1-12830 SEC FILE NUMBER 09066L-10-5 CUSIP NUMBER

(Check One) [x] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ]Form N-SAR [ ] Form N-CSR For Period Ended: December 31, 2002

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form N-CSR
For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained therein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Part II Item 6 – Selected Financial Data; Item 7–Management’s Discussion and Analysis of Financial Condition and Results of Operations; Item 7A – Quantitative and Qualitative Disclosures About Market Risk; Item 8 – Financial Statements and Supplementary Data; Part III Item 15 – Exhibits 23.1 and 23.2 Consents of Independent Public Accountants; and Exhibit 99.1 Certification Pursuant to 18 U.S.C. Section 1350.

PART I–REGISTRANT INFORMATION

BioTime, Inc.
Full name of Registrant

Address of Principal Executive Offices
935 Pardee Street
(Street and Number)
Berkeley, California 94710
(City, State, and Zip Code)

PART II-RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate [x])

     The reasons described in Part III of this form could not be eliminated without unreasonable effort or expense.

     The subject report on Form 10-K, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date.

PART III–NARRATIVE

     BioTime has filed its annual report on Form 10-K for the year ended December 31, 2002 without the financial statements, management’s discussion and analysis of financial condition and results of operations, and the reports and consents of its independent accountants because those items could not be obtained in time for filing without unreasonable effort or expense for the reasons discussed below.

     During January 2003, BioTime, Inc. changed independent accountants, dismissing Deloitte & Touche LLP (“Deloitte”) and engaging BDO Seidman, LLP (“BDO”). As a result, this is the first audit conducted by BDO who had to become familiar with BioTime’s business and accounting records, had to analyze accounting issues as they pertain to BioTime’s business and operations, and had to review financial statements, accounting information, contracts and other documentation of BioTime’s operations for prior periods, all for the first time, in order to plan and conduct its audit, conduct the reviews required by BDO’s audit procedures, and issue a report on BioTime’s financial statements. Because this was the first audit by BDO it was necessary for their review and verification to be more extensive for this accounting period than might have been the case had they conducted audits for prior periods and reviewed the pertinent accounting data and documentation at that time. As a result it was necessary for BioTime to assemble and provide BDO with extensive documentation.

     In addition, BioTime’s financial statements are impacted by its obligations under debentures and warrants issued during a prior accounting period, that were not previously audited by BDO. As part of its audit procedures, BDO required BioTime to obtain from third parties confirmations of BioTime’s financial or contractual obligations to them under those debentures and options. BioTime had to wait for those third parties to reply to BioTime’s requests.

     BioTime has only seven full time employees and has limited financial resources, as disclosed in its Form 10-K. Most significantly, BioTime out-sources its accounting functions and does not have full time accounting personnel. While BioTime previously has been able to timely file all reports required of it under the Securities Exchange Act of 1934, as amended, using out-sourced accounting personnel and its in-house management and administrative personnel, it was not able to meet the filing deadlines for its Form 10-K for the year ended

December 31, 2002 because of the additional burdens associated with providing documentation and other information to a new auditor. In addition, management time was being devoted to the negotiation of an over-seas product licensing agreement that was signed on March 27, 2003, as disclosed in the Form 10-K. The delays resulting from these burdens could not be eliminated by BioTime without unreasonable effort or expense.

     Because the Form 10-K must also contain a report of the independent accountants who audited BioTime’s financial statements for the fiscal years ended December 31, 2000 and 2001, it was necessary for Deloitte to review BioTime’s Form 10-K as well and to verify that the results of the audit of the year ended December 31, 2002 would not impact their report for the prior periods. The need to obtain reports from both Deloitte and BDO caused delays that would not have arisen had only one firm of independent accountants been involved.

PART IV–OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

     Steven A. Seinberg, Chief Financial Officer
                    (Name)

(510)	854-9535

(Area Code)	(Telephone Number)

     (2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s) [x] Yes [ ] No

     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [x] No

     BioTime, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

BIOTIME, INC.

Date: April 1, 2003	By /s/ Paul Segall

Paul Segall, Chief Executive Officer

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